UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                       SEC File Number 000-52862

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

For Period Ended: December 31, 2008
                  -----------------

|_|Transition Report on Form 10-K           |_|Transition Report on Form 10-Q
|_|Transition Report on Form 20-F           |_|Transition Report on Form N-SAR
|_|Transition Report on Form 11-K

For the Transition Period Ended: ________________

     Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     MSTI Holdings, Inc.
                            ---------------------------------------------------

Former name if applicable
                            ----------------------------------------------------

                               259-263 Goffle Road
--------------------------------------------------------------------------------
            Address of principal executive office (Street and number)

City, state and zip code    Hawthorne, NJ 07506
                            ----------------------------------------------------

================================================================================

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant was unable to file the Form 10-K for the fiscal year ended December 31, 2008 (the "Report") without unreasonable effort or expense. The primary reason for the Registrant's inability to file at this time is that the Registrant requires additional time to assess its liquidity needs and financial position with respect to the weakening global and domestic economies and their material adverse impact on the Registrant's results of operations.

      As a result of the Registrant's financial position, the Registrant believes that it is likely that a report from the independent registered public accounting firm on the consolidated financial statements for the year ended December 31, 2008 will contain an explanatory paragraph with respect to the Registrant's ability to continue as a going concern.



                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Ownkar Persaud         (240)           912 - 1800
            (Name)              (Area Code)    (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X|   Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |_|   Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               MSTI Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  April 1, 2009                   By:  /s/ Ownkar Persaud
      -------------                        ----------------------------------
                                           Name:  Ownkar Persaud
                                           Title: Vice President of Finance


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

                                       -3-